CANNON SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 199,647
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	15,832
Other current assets	1,911
Accounts payable	(12,217)
Commissions payable	(7,916)
NET CASH PROVIDED BY OPERATING ACTIVITIES	197,257

CASH FLOWS FROM FINANCING ACTIVITIES:

Purchase of treasury stock	(50,000)
Distributions to shareholders	(160,000)
NET CASH USED BY FINANCING ACTIVITIES	(210,000)
NET DECREASE IN CASH	(12,743)
CASH, BEGINNING OF THE YEAR	178,276
CASH, END OF THE YEAR	$ 165,533

See notes to financial statements and report of independent registered public accounting firm.